

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 24, 2014

John J. Mahon, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, District of Columbia 20001-3980

     Re: New Mountain Finance Corporation
           File No. 333-197004

Dear Mr. Mahon:

We have reviewed the registration statement for New Mountain Finance Corporation ("NMFC" or "Fund") filed on Form N-2 on June 24, 2014, in connection with the shelf registration of common stock, preferred stock, subscription rights, warrants, and debt securities.

Our comments are provided below. For convenience, we generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

1. The cover page provides a very brief description of the Fund's investment strategy. In order to enhance investor comprehension of the Fund's strategy, please expand the disclosure to more fully convey in plain English the Fund's strategy, including a description of the quality of its investments (*e.g.*, below investment grade, "junk," "distressed debt," etc.). Please also disclose the types of companies to which the Fund generally issues loans, as well as any other information that would more clearly convey to investors the nature and character of the Fund's intended investments (*e.g.*, "predominantly speculative," "difficult to value and illiquid").

2. Please disclose, if true, that (i) the Fund invests primarily in floating rate debt investments that contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Fund if interest rates rise; and (ii) floating rate debt investments will not pay down principal during their lifetime, which could result in a substantial loss to the Fund if the portfolio company is unable to refinance or repay the debt at maturity.

Overview (Page 3)

3. The paragraph immediately following the organizational diagram on this page repeats the Fund's objective and brief strategy, notes that in some cases the Fund's investments may include equity interest, and then states that "the primary focus is in the debt of defensive growth companies, which are defined as generally exhibiting the following characteristics: (i) sustainable secular growth drivers, (ii) high barriers to competitive entry, (iii) high free cash flow after capital expenditure and working capital needs, (iv) high returns on assets and (v) niche market dominance." Please disclose the types of industries or companies in which the Fund generally invests, and consider adding additional disclosure regarding the Fund's investment strategy.

The Investment Adviser — *Experienced Management Team and Established Platform* (Page 6)

4. If accurate, please clarify that the Investment Adviser's team members are jointly and primarily responsible for the day-to-day management of the Fund's portfolio. If Adam Collins, who is a member of the Investment Committee, is also jointly and primarily responsible for day-to-day management of the portfolio, please disclose his business experience.

Risks (Page 8)

5. In order to provide more context for the risk disclosure, please disclose that the Fund primarily buys debt that would be rated below investment grade (*i.e.*, "junk").

Investment Advisory Fees (Page 12)

6. Please disclose how derivatives are valued for purposes of calculating the advisory fees. Also, please confirm that the Fund will not use the notional amount of derivatives for purposes of calculating advisory fees.

Distributions (Page 13)

7. Please explain supplementally how the Fund intends to comply with its notification obligations pursuant to Section 19(a) of the Investment Company Act of 1940 ("Investment Company Act").

Risks Relating to Our Investments (Page 48)

8. Please disclose here that the loans the Fund makes to portfolio companies would be rated below investment grade.

Determination of NAV — Determinations in Connection With Offerings (Page 143)

9. This section states that in connection with future offerings of common stock, NMFC's board of directors or an authorized committee thereof will be required to make the determination that it is not selling shares of NMFC's common stock at a price below the then current net asset value. Please also include a statement that, in connection with sales of common stock, the board or an authorized committee will determine net asset value within forty-eight hours prior to the date of the sale of common stock. See Section 23(b) of the Investment Company Act (applicable to BDCs through Section 63 of the Investment Company Act).

Plan of Distribution (Page 186)

10. Please confirm to us that NMFC will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

PART C

Item 25. Financial Statements and Exhibits

11. In your response letter, please discuss NMFC's plans to update all applicable financial statements and other material information, as well as the auditor's consent, for any takedown of securities offered from this shelf registration statement.

12. We note the entries in the Exhibit List for Forms of Prospectus Supplements for Preferred Stock, Rights Offerings, Warrants Offerings, and Debt Securities Offerings. Please provide us with a representation that, if the Fund determines to offer any type of debt that is different (e.g., senior notes) from the types of debt for which the Fund has filed forms of prospectus supplements, it will file a post-effective amendment to the registration statement that (i) must be accelerated by the staff, and (ii) includes a form of prospectus supplement with respect to the new type of security.

13. Page F-71 – New Mountain Finance Holdings LLC (Operating Company) Consolidated Statement of Assets, Liabilities and Members' Capital. In future financial statements, please include a line item for "Commitments and Contingencies" along with a reference directing the reader to the related footnote in the Fund's Notes to Financial Statements (specifically Note 9). See Regulation S-X Rule 6-04.15.

14. Page F-87 – New Mountain Finance Corporation - Statements of Changes in Net Assets. In future financial statements, please include the character of the "Dividends declared" line item. See Regulation S-X Rule 6-09.3.

15. Page F-133 – New Mountain Finance Corporation - Note 13 – Financial Highlights. In future financial statements, please include the character of the "Dividends declared" line item. See General Instruction 1 to Item 4 of Form N-2.

GENERAL COMMENTS:

16. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

17. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

18. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

19. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

20. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since NFMC and its management is in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event that NMFC requests acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve NMFC from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- NMFC may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-4447.

Sincerely,

/s/ Amy W. Miller

Amy W. Miller
Senior Counsel

cc: Michael Shaffer, SEC